

ARROWMARK FINANCIAL CORP.

A noncorrelated investment portfolio that benefits from rising interest rates with a relatively stable NAV and consistent dividends

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ArrowMark Financial Corp. ("ArrowMark Financial" or the "Company") is an SEC registered non-diversified, closed end investment management company listed on the NASDAQ Global Select market under the symbol ("BANX"). The Company is focused on the full spectrum of banking-related investments including, community banks and global money center banks. ArrowMark Financial's investment strategy is to provide total risk-adjusted returns. The Company's investment objective is to provide income generation and capital preservation. ArrowMark Financial is managed by ArrowMark Asset Management, LLC.

Investors should carefully consider the investment objectives, risks, charges and expenses of ArrowMark Financial Corp. before investing. This and other information about the Company and can be obtained free of charge at ir.arrowmarkfinancialcorp.com. Please read the Company's prospectus carefully before investing. All investing involves risk, and there can be no assurance that the Company will achieve its objectives

NASDAQ: **BANX**

ir.arrowmarkfinancialcorp.com

100 Fillmore Street, Denver, CO 80206 **|** 212.468.5441